FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England
(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]            Form 40-F  [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]            No  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release dated 11 November 2002

Communication to Investors and Media
SIGNATURES

Communication to Investors & Shareholders
Nr. Contact	22 Shareholdings (November 2002) George Aase, Director Investor Relations, Phone +41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Schweiz) www.leica-geosystems.com

Heerbrugg (Switzerland), 11 November 2002

Disclosure of Shareholdings (in addition to the notice dated 8 October 2002)

Leica Geosystems Holdings AG has been informed by K Capital Partners, 75 Park Plaza, Box 11, Boston, MA 02116, USA, of its aggregate holding of 505,476 registered shares, representing 21.53 % of the voting rights of Leica Geosystems Holdings AG.

K Capital Partners, Boston halten neu 21,53% der Leica Geosystems Aktien

Die Leica Geosystems Holdings AG wurde von der K. Capital Partners, 75 Park Plaza, Box 11, Boston, MA 02116, USA informiert, dass diese insgesamt 505’476 registrierte Aktien der Leica Geosystems Holdings AG hält, entsprechend 21,53 Prozent der Stimmrechte.

Further inquiries:

Christian Leu, Phone 071 727 4400 CFO, Leica Geosystems Holdings AG

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 12 November 2002	By:	/s/ Christian Leu

Name: Christian Leu
Title: Chief Financial Officer